EXHIBIT 99.1



                Bezeq The Israel Telecommunication Corp. Limited
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                                                                       4.15.2010

To: The Tel Aviv Stock Exchange             To: The Israeli Securities Authority


                                Immediate Report
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                 Bezeq Raised NIS 1.5 Billion through Bank Loans
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Tel Aviv, Israel - April 15, 2010 - Bezeq The Israel Telecommunication Corp.,
Limited (TASE: BEZQ), Israel's leading telecommunications provider (The:
"Company"), announced today that the Company raised today NIS 1.5 billion through loans from Israeli banks, payable within an average term of 4.6 years.


                                Bezeq The Israel Telecommunication Corp. Limited